MIDAS MEDICI GROUP HOLDINGS, INC.
445 Park Avenue
New York, New York 10022

April 13, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Midas Medici Group Holdings, Inc.
Registration Statement on Form S-1 Filed February 7, 2012 File No. 333-179400

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Midas Medici Group Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-179400), together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement due to market conditions. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Thomas A. Rose of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

MIDAS MEDICI GROUP HOLDINGS, INC.

By:	/s/ Nana Baffour
Nana Baffour
Chief Executive Officer